October 18, 2005


Mail Stop 4561

Mr. Daryl R. Forsythe
Chairman and Chief Executive Officer
NBT Bancorp, Inc.
52 South Broad Street
Norwich, New York 13815


Re:	NBT Bancorp, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 16, 2005
	File Number: 000-14703


Dear Mr. Forsythe:

	We have completed our limited review of your Form 10-K and have no further comments at this time.


      Sincerely,


Donald Walker
Senior Assistant Chief Accountant